FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Bailey, Richard D.
(Last) (First) (Middle)

823 Riverview Drive
(Street)

Benton Harbor, Michigan 49022
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

Shoreline Financial Corporation ("SLFC")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

March 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

____ Director ______ 10% Owner
_X_ Officer (give title below) ______ Other (specify below)

Senior Executive Vice President of Shoreline Bank

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person
__ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	3/2/00	M		500	A	$10.53	see below	D	
Common Stock	3/2/00	F	V	296	D	$17.00	15,005.229	D	
Common Stock							412.6825	I	401(k) Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1474 (3-99)

Form 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (Right to Buy)	$10.53	3/2/00	M			127	11/22/96	11/21/06	Common Stock	127	N/A	0	D	
	$10.53	3/2/00	M			373	11/22/97	11/21/06	Common Stock	3,440	N/A	3,067	D	
	$10.53						11/22/98	11/21/06	Common Stock	3,440	N/A	3,440	D	
	$10.53						11/22/99	11/21/06	Common Stock	3,440	N/A	3,440	D	
	$10.53						11/22/00	11/21/06	Common Stock	3,441	N/A	3,441	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
#516840

s/Richard D. Bailey
**Signature of Reporting Person
Richard D.Bailey
By Jeffrey A. Ott
Attorney-in-Fact

April 10, 2000
Date